Exhibit 99.1
Baidu Announces Fourth Quarter and Fiscal Year 2010 Results
BEIJING, China, January 31, 2010 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20101.
Fourth Quarter and Fiscal Year 2010 Highlights
•	Total revenues in the fourth quarter of 2010 were RMB2.451 billion ($371.3 million), a 94.4% increase from the corresponding period in 2009.

•	Total revenues in fiscal year 2010 were RMB7.915 billion ($1.199 billion), a 78.0% increase from 2009.

•	Operating profit in the fourth quarter of 2010 was RMB1.275 billion ($193.2 million), a 175.8% increase from the corresponding period in 2009.

•	Operating profit in fiscal year 2010 was RMB3.959 billion ($599.8 million), a 146.7% increase from 2009.

•
Net income in the fourth quarter of 2010 was RMB1.161 billion ($175.9 million), a 171.3% increase from the corresponding period in 2009. Diluted earnings per ADS[2] for the fourth quarter of 2010 was RMB3.32 ($0.50); diluted ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2010 was RMB3.40 ($0.52).

•
Net income in fiscal year 2010 was RMB3.525 billion ($534.1 million), a 137.4% increase from 2009. Diluted earnings per ADS for fiscal year 2010 was RMB10.10 ($1.53); diluted ADS excluding share-based compensation expenses (non-GAAP) for fiscal year 2010 was RMB10.36 ($1.57). Costs and expenses related to Baidu’s Japan operations for fiscal year 2010 were RMB182.4 million ($27.6 million), which reduced diluted earnings per ADS by RMB0.49 ($0.07).

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.6000 to US$1.00, the effective noon buying rate as of December 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]
Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

“This has been another quarter of outstanding performance for Baidu, with market momentum and our continued improvement in monetization fuelling top line growth,” said Robin Li, Baidu’s chairman and chief executive officer.
“Baidu continues to build upon our clear leadership in China’s search market,” Mr. Li added. “Looking forward we will further integrate search with online activities such as e-commerce and social networking and I am confident that Baidu will remain at the center of China’s Internet ecosystem.”
“I am pleased to report another quarter of stellar top and bottom line growth,” commented Jennifer Li, Baidu’s chief financial officer. “I’m also excited to note that in 2010 we enjoyed accelerating top line growth and record profitability despite substantial investment. As we remain focused on developing the market and driving top-line growth, we will continue to aggressively invest in R&D, sales, marketing and network infrastructure.”
Fourth Quarter 2010 Results
Baidu reported total revenues of RMB2.451 billion ($371.3 million) for the fourth quarter of 2010, representing a 94.4% increase from the corresponding period in 2009.
Online marketing revenues for the fourth quarter of 2010 were RMB2.450 billion ($371.3 million), representing a 94.4% increase from the corresponding period in 2009. Baidu had about 276,000 active online marketing customers in the fourth quarter of 2010, representing a 23.8% increase from the corresponding period in 2009 and a 1.5% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter 2010 was approximately RMB8,900 ($1,348), a 56.1% increase from the corresponding period in 2009 and a 7.2% increase from the previous quarter.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB199.4 million ($30.2 million), representing 8.1% of total revenues, as compared to 16.0% in the corresponding period in 2009 and 8.9% in the third quarter of 2010. The sequential decrease in TAC as a percentage of total revenues reflects continued impact of our traffic optimization efforts from previous quarters.
Bandwidth costs as a component of cost of revenues were RMB99.2 million ($15.0 million), representing 4.0% of total revenues, compared to 4.3% in the corresponding period in 2009. Depreciation costs as a component of cost of revenues were RMB98.0 million ($14.8 million), representing 4.0% of total revenues, compared to 5.4% in the corresponding period in 2009.
Selling, general and administrative expenses were RMB313.2 million ($47.5 million), representing an increase of 41.2% from the corresponding period in 2009, mainly due to the increase in personnel related expenses and marketing expenses.

Research and development expenses were RMB231.9 million ($35.1 million), an 86.4% increase from the corresponding period in 2009. The increase was primarily due to the increased number of research and development personnel.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB28.2 million ($4.3 million) in the fourth quarter of 2010, compared to RMB24.4 million in the previous quarter and RMB18.7 million in the corresponding period in 2009.
Operating profit was RMB1.275 billion ($193.2 million), representing a 175.8% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB1.303 billion ($197.4 million), a 171.0% increase from the corresponding period in 2009.
Income tax expense was RMB159.6 million ($24.2 million), compared to an income tax expense of RMB70.9 million in the corresponding period in 2009. The effective tax rate for the fourth quarter of 2010 was 12.1% as compared to 13.6% in the previous quarter and 14.2% for the corresponding period in 2009.
Net income was RMB1.161 billion ($175.9 million), representing a 171.3% increase from the corresponding period in 2009. Basic and diluted earnings per ADS for the fourth quarter of 2010 amounted to RMB3.33 ($0.51) and RMB3.32 ($0.50), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB1.189 billion ($180.1 million), a 166.2% increase from the corresponding period in 2009. Basic and diluted earnings per ADS excluding share based compensation expense (non-GAAP) for the fourth quarter of 2010 amounted to RMB3.41 ($0.52) and RMB3.40 ($0.52), respectively.
As of December 31, 2010, Baidu had cash, cash equivalents and short-term investments of RMB8.158 billion ($1.236 billion). Net operating cash inflow and capital expenditures for the fourth quarter of 2010 were RMB1.770 billion ($268.1 million) and RMB362.1 million ($54.9 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB1.435 billion ($217.5 million) for the fourth quarter of 2010, representing a 152.4% increase from the corresponding period in 2009.
Fiscal Year 2010 Results
Total revenues in 2010 were RMB7.915 billion ($1.199 billion), representing a 78.0% increase from 2009.

Online marketing revenues in 2010 were RMB7.913 billion ($1.199 billion), representing a 78.0% increase from 2009. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had about 412,000 active online marketing customers in 2010, representing a 30.0% increase from 2009. Revenue per online marketing customer for 2010 was RMB19,200 ($2,909), an increase of 37.1% from 2009.
Traffic acquisition costs in 2010 were RMB758.1 million ($114.9 million), representing 9.6% of total revenues, compared to 15.7% in 2009. The decrease in TAC as a percentage of total revenues is primarily due to Baidu Union traffic optimization.
Bandwidth costs as a component of cost of revenues were RMB310.5 million ($47.1 million), representing 3.9% of total revenues, compared to 4.6% in full year 2009. Depreciation costs as a component of cost of revenues were RMB331.7 million ($50.3 million), representing 4.2% of total revenues, compared to 5.6% in full year 2009.
Selling, general and administrative expenses in 2010 were RMB1.089 billion ($165.0 million), representing an increase of 35.4% from the previous year, mainly due to the increase in personnel related expenses and marketing expenses.
Research and development expenses totaled RMB718.0 million ($108.8 million) in 2010, representing a 69.9% increase from 2009, primarily due to the increased number of research and development personnel.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB93.7 million ($14.2 million) in 2010, compared to RMB86.3 million in 2009.
Operating profit in 2010 was RMB3.959 billion ($599.8 million), a 146.7% increase from 2009. Operating profit excluding share-based compensation expenses (non-GAAP) in 2010 was RMB4.053 billion ($614.0 million), representing a 139.6% increase from 2009.
Income tax expense was RMB536.0 million ($81.2 million), compared to an income tax expense of RMB198.0 million in 2009. The effective tax rate for 2010 was 13.2% as compared to 11.8% in 2009.
Net income in 2010 was RMB3.525 billion ($534.1 million), representing a 137.4% increase from 2009. Basic and diluted earnings per ADS for 2010 amounted to RMB10.13 ($1.54) and RMB10.10 ($1.53), respectively.
Net income excluding share-based compensation expenses (non-GAAP) in 2010 was RMB3.619 billion ($548.3 million), reflecting a 130.3% increase from 2009. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) in 2010 were RMB10.40 ($1.58) and RMB10.36 ($1.57), respectively.

Full year net operating cash inflow and capital expenditures were RMB 4.700 billion ($712.2 million) and RMB895.3 million ($135.7 million), respectively.
Adjusted EBITDA (non-GAAP) was RMB 4.501 billion ($682.0 million) in 2010, representing a 124.1% increase from 2009.
Outlook for First Quarter 2011
Baidu currently expects to generate total revenues in an amount ranging from RMB2.380 billion ($360.6 million) to RMB2.450 billion ($371.2 million) for the first quarter of 2011, representing an 83.9% to 89.3% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8:00 PM on January 31, 2011 U.S. Eastern Time (9:00 AM on February 1, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US: +1 617 213 8895
UK: +44 207 365 8426
Hong Kong: +852 3002 1672
Passcode for all regions: 52853772
A replay of the conference call may be accessed by phone at the following number until February 8, 2011:
International: +1 617 801 6888
Passcode: 50410760
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2010 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. Baidu believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992-7244
ir@baidu.com
Cynthia He
Brunswick Group (Beijing)
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	December 31	December 31
(in RMB thousands)	2010	2009
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	7,781,976	4,180,376
Restricted cash	38,278	19,513
Short-term investments	376,492	381,149
Accounts receivable, net	296,900	161,610
Other assets, current	103,654	91,067
Due from related parties, current	98,660	—
Deferred tax assets, net	86,487	9,157

Total current assets	8,782,447	4,842,872

Non-current assets:
Fixed assets, net	1,622,412	997,557
Intangible assets, net	115,798	122,595
Goodwill	63,686	63,691
Long-term investments, net	287,968	14,308
Deferred tax assets, net	30,843	33,799
Other assets, non-current	145,285	82,153

Total non-current assets	2,265,992	1,314,103

TOTAL ASSETS	11,048,439	6,156,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	1,317,771	749,861
Customer advances and deposits, current	1,029,344	607,828
Deferred revenue	109,032	42,035
Due to related parties, current	95,700	—

Total current liabilities	2,551,847	1,399,724

Non-current liabilities:
Long-term payable for business acquisition	—	4,150
Deferred Income	5,000	—
Loans payable, noncurrent	86,000	—

Total non-current liabilities	91,000	4,150

Total liabilities	2,642,847	1,403,874

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 26,298,960 shares and 27,045,340 shares issued and outstanding as at December 31, 2009 and December 31, 2010	12	11

Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,454,332 shares and 7,804,332 shares issued and outstanding as at December 31, 2009 and December 31, 2010	3	4
Additional paid-in capital	1,557,258	1,426,070
Accumulated other comprehensive loss	(117,378)	(113,513)
Retained earnings	6,965,697	3,440,529

Total shareholders’ equity	8,405,592	4,753,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,048,439	6,156,975

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(in RMB thousands except for share, per share information)	2010	2009	2010	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	2,450,494	1,260,301	2,255,512	7,912,869	4,445,310
Other services	411	593	348	2,205	2,466

Total revenues	2,450,905	1,260,894	2,255,860	7,915,074	4,447,776

Operating costs and expenses:
Cost of revenues (note 1, 2)	(630,976)	(452,559)	(573,571)	(2,149,288)	(1,616,236)
Selling, general and administrative (note 2)	(313,221)	(221,767)	(296,189)	(1,088,980)	(803,988)
Research and development (note 2)	(231,906)	(124,402)	(204,731)	(718,038)	(422,615)

Total operating costs and expenses	(1,176,103)	(798,728)	(1,074,491)	(3,956,306)	(2,842,839)

Operating profit	1,274,802	462,166	1,181,369	3,958,768	1,604,937

Other income:
Interest income	23,268	9,313	17,410	67,121	32,661
Exchange gain or loss, net	30	(40)	0	6	(42)
Other income, net	28,828	27,507	15,809	44,233	45,794
Loss from Equity Method Investments	(6,679)	(167)	(2,776)	(8,965)	(229)

Total other income	45,447	36,613	30,443	102,395	78,184

Income before income taxes	1,320,249	498,779	1,211,812	4,061,163	1,683,121

Income taxes	(159,635)	(70,915)	(165,159)	(535,995)	(198,017)

Net income	1,160,614	427,864	1,046,653	3,525,168	1,485,104

Earnings per share for Class A and Class B ordinary shares:
Basic	33.31	12.33	30.06	101.28	42.96
Diluted	33.22	12.27	29.97	100.96	42.70

Earnings per ADS (1 Class A ordinary share=10 ADSs ):
Basic	3.33	1.23	3.01	10.13	4.30
Diluted	3.32	1.23	3.00	10.10	4.27

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,842,234	34,702,168	34,816,282	34,805,362	34,570,790
Diluted	34,941,976	34,877,586	34,924,125	34,917,835	34,776,366

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(160,750)	(78,822)	(141,168)	(504,846)	(275,924)
Traffic acquisition costs	(199,367)	(201,880)	(201,720)	(758,078)	(697,673)
Bandwidth costs	(99,202)	(54,403)	(85,399)	(310,540)	(203,927)
Depreciation costs	(97,997)	(67,628)	(84,173)	(331,685)	(250,969)
Operational costs	(72,047)	(48,298)	(59,791)	(237,837)	(181,369)
Share-based compensation expenses	(1,613)	(1,528)	(1,320)	(6,302)	(6,374)

Total cost of revenues	(630,976)	(452,559)	(573,571)	(2,149,288)	(1,616,236)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,613)	(1,528)	(1,320)	(6,302)	(6,374)
Selling, general and administrative	(9,610)	(7,472)	(9,544)	(36,811)	(38,681)
Research and development	(16,963)	(9,728)	(13,564)	(50,623)	(41,263)

Total share-based compensation expenses	(28,186)	(18,728)	(24,428)	(93,736)	(86,318)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in RMB thousands, unaudited)

	Three months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	462,166	18,728	480,894

	Three months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Net income	427,864	18,728	446,592
(*) The adjustment is only for share-based compensation.

	Three months ended September 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,181,369	24,428	1,205,797

	Three months ended September 30, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,046,653	24,428	1,071,081
(*) The adjustment is only for share-based compensation.

	Three months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,274,802	28,186	1,302,988

	Three months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,160,614	28,186	1,188,800
(*) The adjustment is only for share-based compensation.

	Twelve months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	3,958,768	93,736	4,052,504

	Twelve months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results
Net income	3,525,168	93,736	3,618,904
(*) The adjustment is only for share-based compensation.

	Twelve months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,604,937	86,318	1,691,255

	Twelve months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,485,104	86,318	1,571,422
(*) The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	Three months ended	As a % of
	December 31, 2009	total revenues
Net cash provided by operating activities	775,407	61%

Changes in assets and liabilities, net of effects of acquisitions	(241,051)	-19%
Income taxes expenses	70,915	6%
Interest income and other, net	(36,613)	-3%

Adjusted EBITDA	568,658	45%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Three months ended	As a % of
	September 30, 2010	total revenues
Net cash provided by operating activities	1,268,888	56%

Changes in assets and liabilities, net of effects of acquisitions	(83,429)	-4%
Income taxes expenses	165,159	8%
Interest income and other, net	(30,443)	-1%

Adjusted EBITDA	1,320,175	59%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Three months ended	As a % of
	December 31, 2010	total revenues
Net cash provided by operating activities	1,769,590	72%

Changes in assets and liabilities, net of effects of acquisitions	(448,306)	-18%
Income taxes expenses	159,635	7%
Interest income and other, net	(45,447)	-2%

Adjusted EBITDA	1,435,472	59%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Twelve months ended	As a % of
	December 31, 2010	total revenues
Net cash provided by operating activities	4,700,481	59%

Changes in assets and liabilities, net of effects of acquisitions	(633,146)	-8%
Income taxes expenses	535,995	7%
Interest income and other, net	(102,395)	-1%

Adjusted EBITDA	4,500,935	57%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Twelve months ended	As a % of
	December 31, 2009	total revenues
Net cash provided by operating activities	2,264,484	51%

Changes in assets and liabilities, net of effects of acquisitions	(376,051)	-8%
Income taxes expenses	198,017	4%
Interest income and other, net	(78,184)	-2%

Adjusted EBITDA	2,008,266	45%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.